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                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD


NOTICE OF CHANGES IN DIRECTOR'S INTERESTS


NAME OF DIRECTOR:                                   Barry Waite

DATE OF NOTICE TO COMPANY:                          05/12/2000

DATE OF CHANGE OF INTEREST:                         05/12/2000

NAME OF REGISTERED HOLDER:                          Barry Waite

CIRCUMSTANCE GIVING RISE TO THE CHANGE:             Others
PLEASE SPECIFY DETAILS:                             Donation of shares to charity


SHARES HELD IN THE NAME OF REGISTERED HOLDER

NO. OF SHARES OF THE CHANGE:                        6,000
% OF ISSUED SHARE CAPITAL:                          0.0004

AMOUNT OF CONSIDERATION PER SHARE EXCLUDING
 BROKERAGE, GST, STAMP DUTIES, CLEARING FEE:        N.A.

NO. OF SHARES HELD BEFORE CHANGE:                   1,516,040
% OF ISSUED SHARE CAPITAL:                          0.1099

NO. OF SHARES HELD AFTER CHANGE:                    1,510,040
% OF ISSUED SHARE CAPITAL:                          0.1095

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HOLDINGS OF DIRECTOR INCLUDING DIRECT AND DEEMED INTEREST

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
                                                    DEEMED            DIRECT

NO. OF SHARES HELD BEFORE CHANGE:                     0             1,516,040
% OF ISSUED SHARE CAPITAL:                            0                0.1099

NO. OF SHARES HELD AFTER CHANGE:                      0             1,510,040
% OF ISSUED SHARE CAPITAL:                            0                0.1095

TOTAL SHARES:                                         0             1,510,040





Submitted by Nancy Tan See Sin, Joint Company Secretary on 05/12/2000 to the SGX